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                                    EXHIBIT E

                  STATEMENT REGARDING LACK OF APPRAISAL RIGHTS

         No appraisal or dissenters' rights are available under the Delaware General Corporation Law to stockholders of the Company who dissent from the Reverse/Forward Stock Split. There may exist other rights or actions under Delaware law or federal and state securities laws for stockholders who can demonstrate that they have been damaged by the Reverse/Forward Stock Split. Although the nature and extent of such rights or actions are uncertain and may vary depending on facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate directors and officers and to the fairness of corporate transactions.